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MAR 02 2009

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne (201) 850-6676
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of BNP Paribas Securities Corp. as of December 31, 2008, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne

Chief Financial Officer
Title

Subscribed and sworn to before me on this 27 th day of February, 2009.

Notary Public

YAM MING CHEN
Notary Public, State of New York
No. 01CH6121156
Qualified in New York County
Commission Expires Jan. 10, 2013

BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Securities Corp.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2009

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2008
(in thousands)

Assets		
Cash	$	23,366
Cash and securities deposited with clearing organizations or segregated under federal and other regulations		1,087,587
Securities borrowed		92,149,476
Securities purchased under agreements to resell		40,941,496
Securities owned - at fair value (including securities owned, pledged to counterparties of $30,935,278)		31,173,516
Receivable from brokers, dealers, and clearing organizations		4,185,685
Securities failed to deliver		982,527
Receivable from customers		557,523
Interest and dividends receivable		259,439
Securities received as collateral		108,476
Exchange memberships (fair value $7,428)		441
Other assets		264,986
Total assets	$	171,734,518
Liabilities and stockholder's equity		
Liabilities		
Overnight loan	$	1,014,700
Securities sold under agreements to repurchase		142,683,334
Securities loaned		9,340,816
Securities sold, not yet purchased - at fair value		8,632,996
Payable to brokers, dealers, and clearing organizations		5,019,754
Securities failed to receive		1,530,893
Payable to customers		397,925
Obligation to return securities received as collateral		108,476
Interest and dividends payable		86,289
Accrued expenses and other liabilities		1,020,131
		169,835,314
Liabilities subordinated to the claims of general creditors		682,000
Stockholder's equity		1,217,204
Total liabilities and stockholder's equity	$	171,734,518

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. BNPPSC is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. In addition, the Company is a member of the New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), the Chicago Mercantile Exchange ("CME") and the National Futures Association ("NFA"). The Company engages in proprietary transactions and brokerage activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

2. Significant Accounting Policies

Basis of Presentation
The preparation of Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2008. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

Cash
The Company has all cash on deposit with major money center banks.

Securities Transactions
Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") Statement No. 157, "Fair Value Measurements". Customers' securities transactions are reported on the settlement date.

Repurchase Agreements
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repo and repo transactions net, in the Statement of Financial Condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same maturity date.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors

the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or refunded, as necessary.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
In accordance with the provisions of FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"), the Company must recognize the proceeds from the sale of noncash collateral received and its obligation to return the collateral in the Statement of Financial Condition.

Exchange Memberships
Those membership shares and seats which are required by the Company to conduct its clearance and execution activities are recorded at cost, less any impairment for permanent impairments and are included in Exchange memberships in the Statement of Financial Condition.

Foreign Currencies
The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers or counterparties also in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2008.

Securities Received From Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Income Taxes
The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of SFAS No. 109 "Accounting for Income Taxes".

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Accrued expenses and other liabilities," respectively, in the Statements of Financial Condition.

Fair Value Measurement – Definition and Hierarchy
The Company adopted the provisions of SFAS 157 effective January 1, 2008. See note 14 herein for additional information regarding the Company's adoption of SFAS 157. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

(in thousands)

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In October 2008, the Financial accounting Standards Board ("FASB") issued FASB Staff Position No. 157-3 ("FSP 157-3") "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". This FSP clarified the application of SFAS 157 in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. As of December 31, 2008, no trading positions were valued using the mark to model approach.

In February 2008, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of SFAS Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS 159 was effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption was permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of SFAS 157. The Company adopted SFAS 159 effective January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company's Statement of Financial Condition, as the Company did not elect to apply fair value method of accounting to any of its assets or liabilities during 2008.

Recent Accounting Developments

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109". FIN 48 clarifies the accounting for

(in thousands)

uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 was to become effective for non-public companies that met certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") FIN No. 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which deferred the effective date of FIN 48 for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2007, unless the non-public entity has issued a full set of annual financial statements prior to the issuance of this FSP. On December 30, 2008 the FASB issued FSP FIN 48-3, which defers the application of FIN 48 for nonpublic companies that are (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) has not issued a fullset of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of Interpretation 48. The Company has elected to defer the application of FIN 48.

In order to evaluate the uncertain tax positions of the Company, a determination is made whether it is more likely than not that a tax position will be sustained upon audit examination. The Company relies on previous audit history as a basis for this determination. If a tax position does not meet the more-likely-than-not threshold, its measurement will be evaluated using an expected value approach based on the various probabilities of settlement to determine the amount of additional tax liability to be recognized in the financial statements. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its Statement of Financial Condition.

In February 2008, the FASB issued FSP SFAS No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transaction" ("FSP SFAS 140-3"). FSP SFAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP SFAS 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. The Company is evaluating the impact of adopting FSP SFAS 140-3 on the Statement of Financial Condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2008, consist of:

(in thousands)

Securities owned and Securities sold, not yet purchased - at fair value

	Owned	Sold
U.S. Government securities and agencies	$ 29,966,411	$ 8,632,996
Corporate debt instruments	636,734	-
Commercial paper	507,551	-
Municipal debt instruments	60,403	-
Equities	2,417	-
	$ 31,173,516	$ 8,632,996

Securities owned that are pledged to creditors, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The amount of securities pledged is disclosed in the Statement of Financial Condition.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Receivable/Payable from/to brokers & dealers	$ 2,619,449	$ 901,355
Receivable/Payable from/to clearing organizations	1,514,775	59,057
Receivable/Payable from/to non-customers	3,801	4,025,957
Receivable/Payable from/to omnibus accounts	3,778	19
Other	43,882	33,366
	$ 4,185,685	$ 5,019,754

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. The amounts related to receivable and payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

5. Liabilities Subordinated to Claims of General Creditors

The Company has eight subordinated loan agreements totaling $682,000 with affiliates outstanding at December 31, 2008. These loans have varying rollover dates.

(in thousands)

Rollover Date	Affiliated Lender	Rate	Amount
March 31, 2009	CooperNeff Inc.	3M LIBOR	$ 25,000
April 30, 2009	BNPPNA	3M LIBOR	72,000
June 30, 2009	BNPPNA	3M LIBOR	10,000
June 30, 2009	BNPPNA	3M LIBOR	10,000
July 31, 2009	BNPPNA	3M LIBOR	75,000
October 31, 2009	BNPPNA	3M LIBOR	90,000
December 31, 2014	BNPPNA	1M LIBOR + 25bps	100,000
December 31, 2015	BNPPNA	3M LIBOR	300,000
			$ 682,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate (LIBOR) rate, as defined by their lenders. The average interest rate for the year approximated 3.51%.

The agreements covering the subordinated borrowings have been approved by the FINRA and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic extension with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

6. Deferred Compensation

Under the terms of a deferred bonus plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, receive a portion of such excess amount in Key Contributors Incentive Plan ("KCIP") Units. The KCIP Units are granted on the date of payment of the annual cash bonus ("grant date") and at issuance are equal to an average price of 29.57 Euros per unit, which is equivalent to $41.31 per unit. For the year ended December 31, 2008, the grant date is expected to be February 28, 2009. One-third of the KCIP Units will vest to the employee at the end of each year of the three-year period following the grant date. In addition, the employee is entitled to a 22% premium, if the employee remains with the Company on the 3 year anniversary of the grant date.

In addition, BNPP allows certain employees to defer up to 50% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees.

7. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit

(in thousands)

plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors.

8. Income Taxes

The Company's tax payable or benefit receivable is settled with PNA periodically. At December 31, 2008, the Company's net tax payable to PNA of $125,079 was included in accrued expenses and other liabilities in the Statement of Financial Condition. This net payable consists of $247,249 of prior period payables and $122,170 of current receivables. The Company made no tax payments to PNA during 2008. The Company will remit tax payments owed to PNA during 2009.

At December 31, 2008, the Company's net deferred tax asset of $59,415 is comprised of $73,878 of deferred tax assets and $14,463 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of expenses for compensation and accrued interest payable to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

The Company has recorded a New York State net operating loss ("NOL") carryforward of $320,454 and a New York City NOL carryforward of $329,793 which can be utilized through 2029. It has a Pennsylvania NOL carryforward of $485,000 which can be utilized through 2025, but is subject to an annual limitation of $1,800 on utilization. The Company will carryback its federal NOL in the amount of $317,454.

9. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2008, the Company has a formal unsecured line of credit with BNPP. Borrowings under these lines of credit bear a rate of London Interbank Offered Rate, as defined by BNPP, plus a nominal interest rate. The maximum borrowing under these arrangements is $3,213,330. At December 31, 2008, the Company had borrowings of $1,014,700 under these lines.

At December 31, 2008, assets and liabilities with related parties consist of the following:

(in thousands)

Cash	$	4,720
Securities purchased under agreements to resell		40,178,058
Securities borrowed		2,518,239
Receivable from brokers, dealers, and clearing organizations		3,366,468
Securities failed to deliver		79,862
Other assets		355
Total assets		46,147,702
Overnight loan		1,014,700
Securities sold under agreements to repurchase		36,242,351
Securities loaned		2,341,131
Payable to brokers, dealers, and clearing organizations		4,168,275
Securities failed to receive		145,241
Payable to customers		257
		43,911,955
Liabilities subordinated to the claims of general creditors		682,000

The Company executes various transactions with its affiliates, such as financing related activities and clearance and settlement.

The Company is a party to numerous transfer pricing agreements with its affiliates. Due to the nature of these agreements, the Company historically would be notified in late February of the final calculation details concerning its portion of the global profit split for the previous year. To mitigate the impact of the late notification, the Company has entered into a fee agreement with PNA. This agreement established a cut-off date of January 10th of the following year for any prior year adjustment to be recorded by the Company. Adjustments received after this date becomes the responsibility of PNA, either positive or negative. The Company pays a fee for this arrangement.

At December 31, 2008 intercompany transfer pricing receivables were $29,355. At December 31, 2008 intercompany transfer pricing payables were $289,719. Transfer pricing is accounted for in accordance with BNPP transfer pricing agreements.

10. Pledged Assets, Commitments and Contingencies

At December 31, 2008, the approximate fair values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under SFAS Interpretation No. 41, ("FIN 41") "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements", were:

Sources of collateral	
Securities purchased under agreements to resell	$ 94,256,180
Securities received in securities borrowed vs. cash transactions	92,082,635
Total	$ 186,338,815

(in thousands)

At December 31, 2008, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, were

Uses of collateral	
Securities sold under agreements to repurchase	$ 200,588,110
Securities loaned	10,160,120
Total	$ 210,748,230

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2008, the Company has placed securities it owns which have a fair value of $1,185,074, and cash deposits of $279,700 to satisfy such requirements. The Company has pledged $90,499,877 of securities collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against it should not have a material adverse effect on the Company's Statement of Financial Condition.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of or 4% of the customer funds plus 8% of house funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2008, the Company had net capital of $1,215,324, which was $1,097,758 in excess of its required net capital.

(in thousands) 12

12. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2008, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $148,155 in this account. The Company had segregated cash in a money market demand account with a value of $285,434 as of December 31, 2008. On January 5, 2009, an additional cash withdrawal was made from this account, which brought the total to $250,434.

As of December 31, 2008, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The Company was required to maintain a balance of $10,124 in this account. The Company had segregated cash in a money market demand account with a value of $40,046 as of December 31, 2008. No additional cash movements were made to this account.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. Cash of $242,742 and marketable securities owned with a fair value of $58,085 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. There were no funds requirements under Regulation 30.7.

13. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and

internal guidelines. The Company monitors required daily margin levels and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company's trading activities include the use of futures contracts, options on futures contracts, and foreign currency forwards. These futures and options positions are primarily used to mitigate risk on government and corporate bond trading positions. Such activities involve, to varying degrees, elements of market risk in excess of the amount recorded on the Company's Statement of Financial Condition. The Company's exposure to credit risk associated with counterparty nonperformance on forwards and options is limited to the unrealized gains inherent in such contracts which are recognized in the Company's Statement of Financial Condition.

14. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities received as collateral, securities owned and U.S. agency securities To be Announced. Cash and securities deposited with clearing organizations or segregated under federal regulations, securities owned, securities received as collateral and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, obligation to return securities received as collateral, securities sold, not yet purchased and U.S. agency securities To be Announced. Securities sold, not yet purchased, obligations to return securities received as

collateral and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government securities, Corporate debt instruments, Commercial paper, Municipal debt instruments, Equities, and other securities that are actively traded. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include certain mortgage backed securities, asset backed securities, and collateralized mortgage obligations securities. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities.

Level 3 – During 2008, the Company had activity in Level 3 assets. This activity consisted of certain Mortgage and Asset Backed Securities.

During the course of the year, the Company valued its Level 3 assets based on a combination of a mark to model valuation methodology and comparable prices of similar instruments to determine the fair value. The mark to model valuation methodology relies upon expected cash flows and static inputs on a security by security basis. Some of the static inputs utilized were outstanding notional, underlying currency, payment frequency, payment date, and spread.

The Company has no level 3 assets or liabilities as of December 31, 2008.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Cash and securities deposited with clearing organizations or segregated under federal and other regulations	$ 1,087,587	$ -	$ -	$ 1,087,587
Securities owned - at fair value	10,973,708	20,199,808	-	31,173,516
Securities received as collateral	108,476	-	-	108,476
U.S. agency securities To be Announced (included in Other Assets)	35,946	-	-	35,946
	$12,205,717	$20,199,808	$ -	$32,405,525

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased - at fair value	$ 8,632,996	$ -	$ -	$ 8,632,996
Obligation to return securities received as collateral	108,476	-	-	108,476
U.S. agency securities To be Announced (included in Accrued Expenses & Other Liabilities)	335,647	-	-	335,647
	$ 9,077,119	$ -	$ -	$ 9,077,119

As of December 31, 2008, there were no assets or liabilities measured at fair value on a non-recurring basis.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2009

BNP Paribas Securities Corp.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Securities Corp. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 28, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to

achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodities Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP